UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                                       SEC FILE NUMBER: 1-12471
                                                     CUSIP NUMBER: [458124 10 8]

[  ] Form 10-K   [   ] Form 20-F   [   ] Form 11-K   [ X ] Form 10-Q
[  ] Form N-SAR  [   ] Form N-CSR
                        For Period Ended: March 31, 2004

   [   ] Transition Report on Form 10-K     [   ] Transition Report on Form 20-F
   [   ] Transition Report on Form 11-K     [   ] Transition Report on Form 10-Q
   [   ] Transition Report on Form N-SAR
                        For the Transition Period Ended:

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

PART I - REGISTRANT INFORMATION

Full Name of Registrant: Integrated Surgical Systems, Inc.
Former Name if Applicable:  Not Applicable
Address of Principal Executive Office: 1850 Research Drive
                                       Davis, California, 95616

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

[ X [     (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
          (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
          (c)  The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed period.

         On January 21, 2004, the Audit Committee of the Board of Directors of the Registrant appointed Macias, Gini & Company, LLP as its new independent auditor to audit the financial statements of the Registrant for the year ended December 31, 2003.

         On September 30, 2003 the Registrant's wholly-owned French subsidiary ("Subsidiary") was placed under the control and management of a French administrator due to its financial condition. During the fourth quarter the administrator caused the Subsidiary's operations to cease and its assets to be sold. Certain financial records of the Subsidiary remain under the control of the administrator and have not been made available to the registrant which, along with the timing of the appointment of the new independent auditor, has caused a delay in the ability of the Registrant's independent auditor to complete the audit of the registrant's financial statements for the year ended December 31, 2003. As a result, the Company has been unable to finalize its financial statements for the quarter ended March 31, 2004.

         For such reasons, the subject Form 10-QSB could not be filed within the prescribed period.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification: Charles J. Novak, Chief Financial Officer: (530) 792-2600

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [ ] Yes [ X ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [ X ] No If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


Integrated Surgical Systems, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 18, 2004                  Integrated Surgical Systems, Inc.


                                    By:   /s/  Ramesh C. Trivedi
                                          --------------------------------------
                                               Ramesh C. Trivedi, President